UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No 4)

Comstock Mining Inc.

Name of Issuer

Common Stock

(Title of Class of Securities)

205750102

CUSIP Number

John V. Winfield

The InterGroup Corporation

11620 Wilshire Blvd., Suite 350

Los Angeles, California 90025

(310) 889-2500

Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

June 22, 2018

Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 205750102

1.	Name of Reporting Person John V. Winfield	Tax Identification Number

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,821,803 (Item 5)
	8.	Shared Voting Power 8,585,067 (Item 5)
	9.	Sole Dispositive Power 4,821,803 (Item 5)
	10.	Shared Dispositive Power 8,585,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,585,067 Shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 16.1% (See Item 5)
14.	Type of Reporting Person IN

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CUSIP No. 205750102

1.	Name of Reporting Person The InterGroup Corporation	Tax Identification Number 13-3293645

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,763,264 (Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,763,264 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,763,264 Shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 7.0% (See Item 5)
14.	Type of Reporting Person CO

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CUSIP No. 205750102

1.	Name of Reporting Person Santa Fe Financial Corporation	Tax Identification Number 95-2452519

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,684,229 (Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,684,229 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,229 Shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 5.0% (See Item 5)
14.	Type of Reporting Person CO

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CUSIP No. 205750102

1.	Name of Reporting Person Portsmouth Square, Inc.	Tax Identification Number 94-1674111

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,777,580 (Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,777,580 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,777,580 Shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 3.3% (See Item 5)
14.	Type of Reporting Person CO

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CUSIP No. 205750102

1.	Name of Reporting Person Northern Comstock LLC	Tax Identification Number 27-3754012

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,034,218 (Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,034,218 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,034,218 Shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 3.8% (See Item 5)
14.	Type of Reporting Person CO

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Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock ("the Common Stock") of Comstock Mining Inc., a Nevada corporation ("Comstock" or the "Issuer"). The address of the principal executive offices of the Issuer is 1200 American Flat Road, Virginia City, Nevada 89440.

Item 2.	Identity and Background

John V. Winfield's business address is 11620 Wilshire Blvd., Suite 350, Los Angeles, CA 90025. Mr. Winfield’s principal occupation is President, Chief Executive Officer and Chairman of the Board of The InterGroup Corporation and its consolidated subsidiaries Santa Fe Financial Corporation and Portsmouth Square, Inc. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item. Mr. Winfield is a citizen of the United States.

The InterGroup Corporation ("InterGroup") is a Delaware corporation with its principal place of business at 11620 Wilshire Blvd., Suite 350, Los Angeles, CA 90025. InterGroup is a public company (NASDAQ: INTG). The principal business of InterGroup is to own and operate multi-family residential property and other real estate. Attached hereto as Appendix A is a schedule setting forth the executive officers and directors of InterGroup. InterGroup and/or any of its named executive officers and directors have not been subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

The Santa Fe Financial Corporation ("Santa Fe") is a Nevada corporation with its principal place of business at 11620 Wilshire Blvd., Suite 350, Los Angeles, CA 90025. Santa Fe is a public company (OTCBB: SFEF) and an 81.9%-owned subsidiary of InterGroup. The principal business of Santa Fe is to own and operate real estate. Attached hereto as Appendix B is a schedule setting forth the executive officers and directors of Santa Fe. Santa Fe and/or any of its named executive officers and directors have not been subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

The Portsmouth Square, Inc. ("Portsmouth") is a California corporation with its principal place of business at 11620 Wilshire Blvd., Suite 350, Los Angeles, CA 90025. Portsmouth is a public company (OTCBB: PRSI) and a 68.8%-owned subsidiary of Santa Fe. InterGroup owns an additional 13.4% of Portsmouth. The principal business of Portsmouth is to own and operate real estate, primarily a San Francisco hotel, through a limited partnership. Attached hereto as Appendix C is a schedule setting forth the executive officers and directors of Portsmouth. Portsmouth and/or any of its named executive officers and directors have not been subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

Northern Comstock LLC (“NC”) is a Nevada limited liability company, with its principal place of business at 1200 American Flat Road, Virginia City, Nevada 89440. Comstock, DWC Resources, Inc. and Mr. Winfield are the members of NC. The principal business of NC is mining. Mr. Winfield is the sole manager of NC. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item. Mr. Winfield is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Winfield used personal funds to purchase the shares of Common Stock reported herein. InterGroup, Santa Fe and Portsmouth used working capital as its source of funds to purchase the shares of Common Stock. NC received its shares as capital contributions under its operating agreement. See Item 4 below regarding the exchange of notes, convertible notes and debt instruments for preferred stock.

Item 4.	Purposes of Transactions.

On October 20, 2010, Mr. Winfield, InterGroup, Santa Fe and Portsmouth exchanged an aggregate of approximately $20,912,000 in notes, convertible notes and debt instruments that they held in Comstock for a total of 20,912 shares of newly created 7 1/2% Series A-1 Convertible Preferred Stock (the "A-1 Preferred") of the Issuer. Of that amount, 7,681 shares of A-1 Preferred were issued to Mr. Winfield, 6,572 shares were issued to InterGroup, 2,249 shares were issued to Santa Fe and 4,410 shares were issued to Portsmouth. From October 20, 2010 to October 20, 2013, NC received a total of 3,450 shares of A-1 Preferred. Mr. Winfield had the sole voting power over the shares of A-1 Preferred owned by NC and the Common Stock represented thereby. Together, Mr. Winfield, InterGroup, Santa Fe, Portsmouth and NC constituted all of the holders of the A-1 Preferred.

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Each share of A-1 Preferred had a stated value of $1,000 per share, a liquidation and change of control preference, semi-annual dividends at a rate of 7.5% per annum, payable in cash, common stock, preferred stock or any combination of the foregoing, at the election of Comstock, and was convertible into 1,536 shares of common stock of Comstock.

On August 26, 2015, Comstock received written authorization from a majority of the holders of the Company’s outstanding A-1 Preferred, Series A-2 Convertible Preferred Stock and Series B Convertible Preferred Stock (collectively, the “Preferred Stock”) to amend the certificates of designation of rights, preferences and limitations of the Preferred Stock (the “Charters”), and for the conversion of all such convertible preferred stock to Common Stock.

The amendments to the Charters resulted in the automatic conversion of the Preferred Stock into shares of Common Stock at the conversion price of each series of Preferred Stock. As a result of the conversion, Comstock issued approximately 53.6 million shares of Common Stock. Further, as a result of the approval of the amendments to the Charters, Comstock declared and paid each Preferred Stock holder a one-time dividend of 127 shares of Common Stock per share of Preferred Stock. Approximately 6,172,020 shares of Common Stock were issued for this one-time dividend.

On September 28, 2015, the Issuer signed an amendment related to the restructuring of its operating agreement with NC. The operating agreement of NC was originally executed and delivered on October 20, 2010. The amendments resulted in reduced capital contribution obligations of the Issuer from $31.05 million down to $9.75 million. The operating agreement of NC requires that the Issuer make monthly cash capital contributions of $30,000 to NC and annual capital contributions in the amount of $482,500 payable in stock or cash, at the Issuer's option, unless the Issuer has cash and cash equivalents in excess of $10,500,000 on the date of such payments, wherein the Issuer would then be required to pay in cash. The number of shares to be delivered is calculated by dividing the amount of the capital contribution by the volume-weighted average closing price of the Issuer’s common stock on its primary trading market for the previous 20 consecutive trading days prior to such capital contribution. The operating agreement requires that these capital contributions commence in October 2015, and end in September 2027, unless prepaid by the Issuer. The second amendment to the operating agreement of NC was previously filed with the SEC on October 23, 2015 as exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q, which is incorporated herein by reference. On August 28, 2017, the Issuer issued 2,513,021 shares of Common Stock to NC pursuant to the terms of the operating agreement of NC.

For a description of the recent transactions for which this Schedule 13D/A is filed, please refer to Item 5(c).

Mr. Winfield, InterGroup, Santa Fe, Portsmouth and NC have acquired the securities of Issuer for investment purposes. Although none of such reporting persons have any present intention to do so, any may make additional purchases of the securities of Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and other stock market conditions and other future developments. Depending on these factors, the reporting persons may decide at any time to sell all or part of their holdings of the Issuer's securities in one or more public or private transactions.

Other than discussed above, none of the reporting persons have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in the Securities of the Issuer

(a) As of June 22, 2018, Mr. Winfield directly owns 2,787,585 shares of Common Stock. In addition, Mr. Winfield has the sole voting power over 2,034,218 shares of Common Stock owned by NC. Those securities represent a total of 4,821,803 voting shares and constitute approximately 9.0% of the voting power of the Common Stock of the Issuer.

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As of June 22, 2018, InterGroup owns 1,079,035 shares of Common Stock. Those securities constitute approximately 2.0% of the voting power of the Common Stock of the Issuer.

As of June 22, 2018, Santa Fe owns 906,649 shares of Common Stock. Those securities constitute approximately 1.7% of the voting power of the Common Stock of the Issuer.

As of June 22, 2018, Portsmouth owns 1,777,580 shares of Common Stock. Those securities constitute approximately 3.3% of the voting power of the Common Stock of the Issuer.

(b) Mr. Winfield has the sole voting and disposition power over the shares of Common Stock directly owned by him. As Chairman, President and CEO of InterGroup, Santa Fe and Portsmouth, and sole manager of NC, Mr. Winfield can be deemed to have shared power with those entities to direct the voting and disposition of the shares of Common Stock owned by such entities. Thus, Mr. Winfield may be deemed to beneficially own 8,585,067 shares of Common Stock for purposes of Section 13D of the Exchange Act, or approximately 16.1% of the voting power of the Common Stock of the Issuer.

The above percentages were determined based on the Issuer's disclosures in its Quarterly Report on Form 10-Q, filed with the SEC on April 26, 2018, which indicated that it had 53,391,428 shares of Common Stock outstanding.

(c) In addition to the transactions discussed above, the following transactions in the Common Stock were effected during the past 60 days by the reporting persons.

Identity	Date	Number of Shares	Price per Share	Nature of Transaction
InterGroup	6/11/2018	300,800	$0.29	Sale
InterGroup	6/12/2018	114,737	$0.26	Sale
InterGroup	6/14/2018	188,000	$0.26	Sale
InterGroup	6/15/2018	166,930	$0.25	Sale
InterGroup	6/18/2018	80,114	$0.26	Sale
InterGroup	6/19/2018	200,000	$0.25	Sale
InterGroup	6/20/2018	100,000	$0.24	Sale
InterGroup	6/21/2018	200,000	$0.24	Sale
InterGroup	6/22/2018	200,000	$0.24	Sale

(d) No person other than Mr. Winfield, with respect to his shares, or InterGroup, Santa Fe, Portsmouth and NC, with respect to their shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each of them.

(e) Not Applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

On July 29, 2015, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), with Mr. Winfield and entities affiliated with Mr. Winfield, pursuant to which the Issuer is generally prohibited from incurring indebtedness in excess of $5,000,000, subject to certain limited exceptions. The Stockholders’ Agreement was previously filed with the SEC on July 29, 2015 as exhibit 10.2 to the Issuer's Current Report on Form 8-K, which is incorporated herein by reference.

The operating agreement of NC is described above.

Item 7.	Material to be Filed as Exhibits

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 22, 2018	/s/ John V. Winfield
John V. Winfield

THE INTERGROUP CORPORATION

by /s/ John V. Winfield
Date:	June 22, 2018	John V. Winfield, Chairman,
President and CEO

SANTA FE FINANCIAL CORPORATION

by /s/ John V. Winfield
Date:	June 22, 2018	John V. Winfield, Chairman,
President and CEO

PORTSMOUTH SQUARE, INC.

by /s/ John V. Winfield
Date:	June 22, 2018	John V. Winfield, Chairman,
President and CEO

NORTHERN COMSTOCK LLC

by /s/ John V. Winfield
Date:	June 22, 2018	John V. Winfield, Manager

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APPENDIX A

THE INTERGROUP CORPORATION

Executive Officers and Directors*

John V. Winfield	-	Chairman of the Board, President and Chief Executive Officer, The InterGroup Corporation, Santa Fe Financial Corporation and Portsmouth Square, Inc. Citizenship: United States

Jerold R. Babin	-	Director. Principal Occupation: Retail Securities Broker, Retired First Vice President Wells Fargo Advisors. Citizenship: United States

Yvonne L. Murphy	-	Director. Principal Occupation: Consultant. Citizenship: United States

William J. Nance	-	Director. Principal Occupation: Certified Public Accountant ("CPA") and Consultant. Citizenship: United States

John C. Love Independent	-	Director. Principal Occupation: Retired CPA, consultant to the hospitality and tourism industries; real estate broker. Citizenship: United States

David C. Gonzalez	-	Vice President Real Estate, The InterGroup Corporation. Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 11620 Wilshire Blvd., Suite 350, Los Angeles, CA 90025.

APPENDIX B

SANTA FE FINANCIAL CORPORATION

Executive Officers and Directors*

John V. Winfield	-	Chairman of the Board, President and Chief Executive Officer, The InterGroup Corporation, Santa Fe Financial Corporation and Portsmouth Square, Inc. Citizenship: United States

William J. Nance	-	Director. Principal Occupation: Certified Public Accountant ("CPA") and Consultant. Citizenship: United States

John C. Love Independent	-	Director. Principal Occupation: Retired CPA, consultant to the hospitality and tourism industries; real estate broker. Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o Santa Fe Financial Corporation, 11620 Wilshire Blvd., Suite 350, Los Angeles, CA 90025.

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APPENDIX C

PORTSMOUTH SQUARE, INC.

Executive Officers and Directors*

John V. Winfield	-	Chairman of the Board, President and Chief Executive Officer, The InterGroup Corporation, Santa Fe Financial Corporation and Portsmouth Square, Inc. Citizenship: United States

William J. Nance	-	Director. Principal Occupation: Certified Public Accountant ("CPA") and Consultant. Citizenship: United States

Jerold R. Babin	-	Director. Principal Occupation: Retail Securities Broker, Retired First Vice President Wells Fargo Advisors. Citizenship: United States

John C. Love Independent	-	Director. Principal Occupation: Retired CPA, consultant to the hospitality and tourism industries; real estate broker. Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o Portsmouth Square, Inc., 11620 Wilshire Blvd., Suite 350, Los Angeles, CA 90025.

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